AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
This Amendment No. 1 (this “Amendment”) to the Agreement and Plan of Merger dated as of April 11, 2017 (the “Agreement”), is made and entered into as of September 27, 2017, by and between Washington Federal, Inc., a Washington corporation (“Washington Federal”), and Anchor Bancorp, a Washington corporation (“Anchor”, and together with Washington Federal, the “Parties” and each, a “Party”).
RECITALS
A.    As provided in Section 8.5 of the Agreement, the parties may amend the terms of the Agreement by an instrument in writing, signed by the parties.
B.    The parties hereto desire to enter into this Amendment upon the terms and conditions set forth herein.
C.    All capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in the Agreement.
AGREEMENT
1.    Amendment to Section 1.4(b). Section 1.4(b) of the Agreement is hereby replaced it in its entirety with the following:
(b)    Subject to Sections 1.4(c) and 1.4(d), each share of common stock, $0.01 par value, of Anchor (“Anchor Common Stock”) issued and outstanding immediately prior to the Effective Time (which shall consist of 2,504,470 shares of Anchor Common Stock outstanding on the date hereof), including Trust Account Common Shares and DPC Common Shares (as such terms are defined in Section 1.4(c)), but excluding any Cancelled Shares (as defined Section 1.4(c)) and Dissenting Shares (as defined in Section 1.4(d)), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive a fraction of a share of Washington Federal Common Stock equal to the quotient of (a) the Anchor TBV Price (as defined below) divided by (b) the Washington Federal Average Closing Price (as defined below) rounded to the nearest one ten thousandth (the “Exchange Ratio”) (the “Merger Consideration”), subject to possible adjustment pursuant to Section 1.4(e) below. “Anchor TBV Price” means the product obtained by multiplying (a) 100.7% by (b) Anchor’s Tangible common equity, plus the amount of the ESOP loan indebtedness, per common share (calculated consistent with the financial statements contained in Anchor’s annual report on Form 10-K for the fiscal year ended June 30, 2017) as of the end of the quarter immediately preceding the Closing Date. “Washington Federal Average Closing Price” means the average of the volume weighted price (rounded to the nearest one ten thousandth) of Washington Federal Common Stock on the Nasdaq Stock Market, Inc. (“Nasdaq”) for the twenty (20) trading days ending on the fifth trading day immediately preceding the Closing Date (as defined in Section 9.1). All of the shares of Anchor Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Anchor Common Stock (each, an “Existing Certificate”), (it being understood that any reference to an “Existing Certificate” shall be deemed, as appropriate, to include reference to book-entry account statements relating to the ownership of Anchor Common Stock, and it being further understood that provisions herein relating to Existing Certificates shall be interpreted in a manner that appropriately accounts for book-entry shares, including that, in lieu of delivery of an Existing Certificate and a letter of transmittal as specified herein, shares held in book-entry form may be transferred by means of an “agent’s message” to the Exchange Agent or such other similar evidence of transfer as the Exchange Agent may reasonably request), shall thereafter represent only the right to receive the Merger Consideration including any cash in lieu of a fractional share interest into which the shares of Anchor Common Stock represented by such Existing Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends as provided in Section 2.3(c).
2.    Amendment to Section 6.1(a). The third sentence of Section 6.1(a) of the Agreement is hereby amended by replacing the clause “as promptly as practicable after such filing” with the words “as promptly as practicable after receipt of all Requisite Regulatory Approvals.”
3.    Amendment to Section 6.3. Section 6.3 is hereby amended by adding the following clause at the end of subsection (i)(A): “and all Requisite Regulatory Approvals have been received.”
4.    Amendment to Section 7.1(e). Section 7.1(e) of the Agreement is hereby amended by adding the following clause immediately prior to the defined term (“Unduly Burdensome Condition”): “, but excluding any conditions or requirements imposed by any Regulatory Agency with respect to procedures, systems and processes of Washington Federal or Washington Federal, National Association, relating to its Bank Secrecy Act program.”
5.    Amendment to Section 8.1(c). Section 8.1(c) of the Agreement is hereby amended by replacing the reference to “December 31, 2017” with the words “June 30, 2018.” Section 8.1(c) will be automatically extended by three (3) additional six (6) month periods (December, 31, 2018, June 30, 2019 and December 31, 2019) unless either Party provides prior written notice to the other Party no later than thirty (30) days prior to the end of such period that it does not consent to such automatic extension.
6.    Amendment to Section 8.1(h). Section 8.1(h) is hereby deleted.
7.    Amendment to Section 8.4(a). Section 8.4(a) of the Agreement is hereby amended by replacing “$2,236,500” with “one and one-half percent (1½%) of the Merger Consideration.”
8.    Access. Subject to Section 6.2(e) of the Agreement and applicable law, Washington Federal shall provide Anchor with access on a timely basis to all information requested by Anchor that is reasonably necessary for Anchor to assess Washington Federal’s progress in moving toward refiling of the regulatory applications and obtaining regulatory approvals.
9    Permitted Actions. Notwithstanding any provision of the Agreement (including Section 5.1 or 5.2) to the contrary, the parties hereby agree to the matters set forth on Annex A hereto. The parties shall reasonably cooperate with respect to such matters.
10.    No Further Amendments. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed, and all the terms, conditions and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.
11.    Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the Parties, any reference to the Agreement shall be deemed a reference to the Agreement as amended hereby.
12.    Counterparts. This Amendment may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.
13.    Severability. Whenever possible, each provision or portion of any provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Amendment is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Amendment shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
14.    Governing Law. This Amendment and all disputes or controversies arising out of or relating to this Amendment or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Washington, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Washington.
15.    Headings. The headings used in this Amendment are inserted for purposes of convenience of reference only and shall not limit or define the meaning of any provisions of this Amendment.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Washington Federal and Anchor have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

WASHINGTON FEDERAL, INC.

By:     /s/Brent J. Beardall
Name: Brent J. Beardall
Title: President and Chief Executive Officer

ANCHOR BANCORP

By:     /s/ Jerald L. Shaw
Name: Jerald L. Shaw
Title: President and Chief Executive Officer

Annex A
1.    Section 5.2(c) of the Agreement is hereby modified to provide that either (a) Anchor may declare and pay a cash dividend or distribution on its common stock that does not reduce its tangible common equity to tangible assets ratio below 12% as of any quarter end or, alternatively (b) Anchor may elect to adopt a stock buyback program whereby Anchor would repurchase its shares on the open market so long as such buyback does not reduce its tangible common equity to tangible assets ratio below 12% as of any quarter end). Prior to the declaration of a cash dividend or distribution or the adoption of a stock buyback program, as the case may be, Anchor will confer with Washington Federal and use its reasonable efforts to ensure that no such action would result in a material decline in Anchor’s capital ratios.
2.    Section 5.2(d) of the Agreement is hereby modified to provide for the following:
a.    Anchor may offer specific retention incentives (including bonuses) to certain employees as needed, provided that the benefits payable pursuant to any such retention incentives will not exceed $1.5 million in the aggregate. Anchor will provide notice to Washington Federal of each new retention incentive arrangement. Such retention incentives will not be included in the determination of any severance benefits or payments to be made pursuant to any Anchor Benefit Plans or employment agreements.
b.    Anchor will have the ability to hire replacement executive officers as needed with individual salaries not to exceed 115% the salaries of the executive being replaced. Anchor will have the ability to permit such executives to participate in the Anchor Bank Severance Plan. Anchor will provide notice to Washington Federal of each such new hire.
c.    Section 5.2(d)(iv) of the Agreement is hereby amended by replacing “$5,000” with “$50,000.”